Exhibit 99.1

FOR IMMEDIATE RELEASE:

MEDALLION FINANCIAL CORP. REPORTS THIRD QUARTER 2017 RESULTS

Announces Board Approval to Commence Process to Convert from a BDC to a Non-Investment Company

NEW YORK, NY – November 7, 2017 – Medallion Financial Corp. (Nasdaq: MFIN), a specialty finance company that originates and services loans in various niche industries, announced today its third quarter 2017 results.

Third Quarter 2017 Highlights

•	Net increase in net assets resulting from operations of $0.6 million, or $0.03 per diluted share

•	Net investment income before income taxes at Medallion Bank of $19.0 million, driven primarily by the Bank’s consumer lending segment

•	Medallion Bank’s net consumer lending portfolio grows to $787 million of receivables as of September 30, 2017; 30% growth from the prior-year period when including the loan sale from the first quarter of 2017

•	Managed assets of $1.65 billion as of September 30, 2017, including $1.12 billion at Medallion Bank

•	Medallion Bank’s Tier 1 capital to average assets leverage ratio of 15.4% at quarter-end

•	Medallion Financial and Medallion Bank recorded non-cash reserves and charge-offs of $6.7 million and $5.4 million, respectively, on the medallion portfolio

•	Book value per share of $11.68 as of September 30, 2017

•	Mezzanine lending division earned $2.7 million for the third quarter

•	Net investment loss before income taxes was $1.6 million for the third quarter of 2017, compared to net investment loss before income taxes of $2.6 million for the prior-year period. On a combined basis with Medallion Bank, net investment income before income taxes was $17.6 million for the third quarter of 2017, an increase from $14.8 million in the prior-year period. The Company believes the combined figure is a more appropriate indication of the Company’s operating capabilities as it combines Medallion Bank with Medallion Financial, and is before realized/unrealized appreciation/depreciation such as Medallion Bank’s increased valuation.

“Our third quarter results tracked similarly to recent previous quarters – continued strong performance from our consumer segments and our mezzanine division, offset by the ongoing challenges with respect to medallion lending. However, our overall bottom line improved substantially from the second quarter as we recorded fewer medallion loan reserves,” added Mr. Murstein. “Our consumer lending segment at Medallion Bank saw receivables grow $57 million from the end of the second quarter, and has been the driver behind Medallion Bank generating over $53 million in net investment income before income taxes thus far in 2017. Our mezzanine segment also continues to chug along, earning $2.7 million for the quarter and maintaining its 20%+ ROE. At the same time, as the medallion market in New York continues to be challenged, we further reduced the estimated value of unrestricted New York City medallion collateral and incurred additional unrealized depreciation expense and charge-offs of $12.1 million for non-performing medallion loans on a combined basis with Medallion Bank. We continue to steadily reduce our medallion lending exposure.”

Medallion Bank

For the third quarter of 2017, Medallion Bank produced net interest income of $25.6 million, an 11% increase compared to $23.1 million in the prior-year period. Net investment income before taxes was $19.0 million, a 10% increase from the prior-year period. Medallion Bank earned net income of $5.2 million, compared to a net loss of $0.3 million in the prior-year period, primarily due to recording $5.4 million in charge-offs and reserves in the third quarter of 2017 for medallion loans, compared to $15.5 million in the prior-year period.

As of September 30, 2017, Medallion Bank met all of the regulatory capital adequacy requirements to be considered well-capitalized. Medallion Bank’s Tier 1 capital to average assets leverage ratio as of September 30, 2017 was 15.4%.

Consumer Lending Segment

Medallion Bank’s net consumer loan portfolio was $786.5 million as of September 30, 2017, a 16% increase compared to $676.1 million at the end of the prior-year period, despite the sale of approximately $94 million in performing consumer loans in the first quarter of 2017. Including the loans sold, the consumer division continues to grow in excess of 30% per year. The average interest rate on the portfolio was 14.5%, a slight increase from 14.4% one year ago. Consumer loan delinquencies over 90 days as of September 30, 2017 were 0.41% versus 0.30% in the prior quarter.

Medallion Lending Segment

Medallion Bank’s net medallion loan portfolio as of September 30, 2017 was $205.5 million, compared to $298.9 million at the end of the prior-year period. The average interest rate on the portfolio was 4.32% versus 3.91% in the prior year. Medallion loans now represent 20% of Medallion Bank’s investment portfolio compared to 29% at the end of the prior-year period. Total medallion loan delinquencies over 90 days past due were $19.6 million as of September 30, 2017, compared to $22.6 million in the prior quarter.

Medallion Financial and Non-Bank Subsidiaries

For the third quarter of 2017, net increase in net assets resulting from operations was $0.6 million, or $0.03 per diluted common share, compared to a net increase in net assets resulting from operations of $5.0 million, or $0.21 per diluted common share, in the prior-year period. Net investment loss before taxes for the third quarter of 2017 was $1.6 million, compared to net investment loss before income taxes of $2.6 million in the prior-year period. Third quarter 2017 results include a $1.3 million distribution of dividend income from controlled subsidiaries related to tax benefits received.

If Medallion Bank was fully combined with Medallion Financial, net investment income before taxes for the third quarter of 2017 would have been $17.6 million, compared to $14.8 million in the prior-year period.

Medallion Financial’s net interest margin was 1.29% for the third quarter of 2017 compared to 1.28% in the prior year, primarily due to the distribution of dividend income received in the third quarter of 2017. Excluding the dividend income, net interest margin for the third quarter of 2017 would have been 0.49%. On a pro-forma combined basis with Medallion Bank, third quarter 2017 net interest margin was 7.47%, compared to 6.77% in the prior-year period, reflecting the low cost of funds at Medallion Bank and its higher-yielding loan portfolio, as well as the aforementioned dividend income. Excluding the dividend income, combined third quarter 2017 net interest margin would have been 7.13%.

Medallion Lending

Medallion loans outstanding, net, as of September 30, 2017 were $224.6 million, a reduction of 22% compared to $288.3 million at the end of the prior-year period, primarily due to unrealized depreciation reflecting current medallion market conditions and portfolio reductions. The average interest rate on the medallion portfolio was 4.44% versus 4.22% in the prior year.

The net managed medallion portfolio, which encompasses loans at Medallion Bank and those serviced for third parties, was $430.0 million at quarter end, a decline of 27% from $587.1 million a year ago. Total medallion delinquencies over 90 days (inclusive of Medallion Bank) increased to $118.1 million as of September 30, 2017, compared to $112.4 million in the prior quarter.

Commercial Lending

Commercial loans, net, as of September 30, 2017 were $82.8 million, a 2% increase from $81.1 million at the end of the prior-year period, primarily reflecting an increase in mezzanine loans and partially offset by a decline in secured commercial loans in the portfolio. Commercial loans represented 13% of the investment portfolio, compared with 14% in the prior year. The average interest rate on the portfolio was 12.91%, compared to 13.07% in the prior-year period.

For the third quarter of 2017, the Company’s mezzanine segment grew its assets, which includes its loan portfolio, by 3% from the prior-year period to $88.8 million. Net increase in net assets resulting from operations for the segment was $2.7 million compared to $2.0 million in the prior-year period, primarily due to recoveries from certain loans classified as non-accrual and stronger net realized and unrealized gains as compared to the prior-year period. The mezzanine segment’s pipeline remains robust and the Company expects to continue to grow this segment.

Medallion Financial Mourns Passing of Director Stanley Kreitman

The Company is also saddened to announce that Stanley Kreitman, a member of its Board of Directors since 1996, passed away on November 6, 2017. Mr. Kreitman was Chairman of the Board’s Nominating and Governance Committee, as well as a member of the Board’s Audit and Compensation Committees, and also enjoyed a long and distinguished career in the financial services industry.

“We all are mourning the loss of our friend and esteemed colleague Stanley,” said Mr. Murstein. “Throughout his 21 year tenure on our Board, Stanley’s numerous contributions and deep insight were valuable to the success of Medallion over the years. We are deeply appreciative of the leadership Stanley brought to our Board and he will be greatly missed. On behalf of Medallion’s entire Board of Directors and all of our employees, we extend our deepest condolences to his family and friends.”

Announces Board Approval to Commence Process to “De-BDC”

Medallion Financial also announced today that its Board of Directors has authorized management to commence the process for the Company to convert from being regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”) to a non-investment company (“de-BDC”).

The Board of Directors’ authorization does not represent a final determination by the Board to de-BDC, and any such determination by the Board of Directors would require final approval by the Company’s Board of Directors and would remain subject to certain conditions, including, but not limited to, the filing and review of a proxy statement by the staff of the Securities and Exchange Commission and approval by the Company’s shareholders as required under the 1940 Act. In addition to obtaining shareholder approval, the Company would also be required to obtain certain regulatory and lender approvals.

In providing its authorization, the Board of Directors considered that converting to a non-investment company would, among other things, help to simplify and consolidate the Company’s reported financial statements while allowing the Company to retain future earnings in order to reinvest and grow its consumer and mezzanine lending businesses. The Company could also be eligible to be added to certain stock indexes in which BDCs are not currently eligible. The Board of Directors considered that the Company would no longer be eligible to elect RIC tax status following any de-BDC process, recognizing that the Company did not elect such status for 2016. The Board of Directors also considered that, while de-BDCing may provide for greater flexibility for the Company to manage its business, certain shareholder protections under the 1940 Act would no longer apply, but the Company will continue to be subject to the shareholder protections under the Securities Act of 1933, Securities Exchange Act of 1934 and applicable NASDAQ listing standards.

“After careful deliberation, our Board of Directors determined that commencing the process to de-BDC is an appropriate step,” stated Andrew Murstein, President of Medallion Financial. “By converting the Company into a non-investment company, we believe that in addition to potentially once again becoming eligible for indexes like the Russell and S&P, the Company would be able to better harness Medallion Bank’s long-term earnings power by gaining the ability to invest additional capital to grow the Bank’s portfolio and operations. Further, we would be able to consolidate our non-investment company subsidiaries, including Medallion Bank, when reporting results, which we expect would simplify the Company’s reporting and ultimately help to provide increased transparency regarding our overall operations.”

Conference Call Information

The Company is hosting a conference call to discuss the financial results tomorrow, November 8, 2017, at 8:30 am Eastern.

If you have a question for management that you would like answered on the call, please submit your question to investorrelations@medallion.com prior to the start of the call.

The dial-in number for the conference call is (855) 327-6837 (toll-free) or (778) 327-3988 (direct). Please dial the number 10 minutes prior to the scheduled start time. A live webcast of the conference call will also be available on Medallion Financial’s website at http://www.medallion.com/investors.html.

A replay will be available following the end of the call through Wednesday, November 15, 2017, by telephone at (844) 512-2921 (toll-free) or (412) 317-6671 (direct), passcode 10003786. A webcast replay of the call will be available at http://www.medallion.com/ for one year following the call.

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About Medallion Financial Corp.

Medallion Financial Corp. is a specialty finance company that originates and services loans in various industries, and its wholly-owned portfolio company, Medallion Bank, also originates and services consumer loans. The Company and its subsidiaries have lent approximately $7 billion to small businesses since the Company’s initial public offering in 1996.

Please note that this press release contains forward-looking statements that involve risks and uncertainties relating to business performance, cash flow, costs, sales, net investment income, earnings, and growth. Medallion’s actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those factors discussed under the heading “Risk Factors,” in Medallion’s 2016 Annual Report on Form 10-K.

There can be no assurances that the Board of Directors will determine to de-BDC or, following such determination, that the Company will obtain all required approvals. There also can be no assurances regarding the timing of any de-BDC process or whether the process, once approved, will be completed.

This press release does not constitute a solicitation of any vote or approval. Any such solicitation would be made by a proxy statement containing important information about the proposal to authorize the Company to de-BDC, which investors are urged to read carefully in its entirety when it becomes available. When available, the proxy statement and any other relevant documents will be accessible, free of charge, on the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The Company and its directors, officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposal to authorize the Company to de-BDC. Investors may obtain more detailed information regarding the direct and indirect interests of the Company’s directors, officers and employees by reading the proxy statement, filed with the SEC, when it becomes available. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Company Contacts

Investors:

212-328-2176

InvestorRelations@medallion.com

Media:

Brian Ruby

203-682-8268

bruby@icrinc.com

MEDALLION FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,
(Dollars in thousands, except per share data)	2017	2016
Total investment income	$5,567	$5,269
Total interest expense	3,543	3,373

Net interest income	2,024	1,896

Total noninterest income	8	104

Salaries and benefits	2,224	3,039
Professional fees	567	575
Occupancy expense	275	294
Other operating expenses	610	698

Total operating expenses	3,676	4,606

Net investment loss before income taxes	(1,644)	(2,606)
Income tax (provision)	(846)	—

Net investment loss after income taxes	(2,490)	(2,606)

Net realized gains (losses) on investments, net of taxes	944	2,499

Net change in unrealized depreciation on investments	(6,871)	(20,763)
Net change in unrealized appreciation on Medallion Bank and other controlled subsidiaries	2,035	25,913
Income tax benefit	7,001	—

Net unrealized appreciation (depreciation) on investments	2,165	5,150

Net realized/unrealized gains (losses) on investments	3,109	7,649

Net increase (decrease) in net assets resulting from operations	$619	$5,043

Net investment income (loss) after income taxes per common share
Basic	($0.10)	($0.11)
Diluted	($0.10)	($0.11)

Net increase (decrease) in net assets resulting from operations per common share
Basic	$0.03	$0.21
Diluted	$0.03	$0.21

Distributions declared per share	—	$0.05

Weighted average common shares outstanding
Basic	23,930,086	24,136,807
Diluted	24,083,919	24,184,518

MEDALLION FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)	September 30, 2017	December 31, 2016
Assets
Medallion loans, at fair value	$224,580	$266,816
Commercial loans, at fair value	82,760	83,634
Investment in Medallion Bank and other controlled subsidiaries, at fair value	303,861	293,360
Equity investments, at fair value	9,984	8,468

Net investments	621,185	652,278
Cash and cash equivalents	19,281	20,962
Accrued interest receivable	560	769
Fixed assets, net	235	267
Investments other than securities	9,510	9,510
Other assets, net	4,649	5,591

Total assets	$655,420	$689,377

Liabilities
Accounts payable and accrued expenses	$4,932	$5,425
Accrued interest payable	3,138	2,883
Deferred and other tax liabilities, net	33,632	45,900
Funds borrowed	330,138	349,073

Total liabilities	371,840	403,281

Commitments and contingencies	—	—

Total shareholders’ equity (net assets)	283,580	286,096

Total liabilities and shareholders’ equity	$655,420	$689,377

Number of common shares outstanding	24,275,556	24,024,821
Net asset value per share	$11.68	$11.91

Total managed loans	$1,328,828	$1,341,968
Total managed assets	1,646,030	1,631,875